Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

OLYMPIC STEEL, INC.

FIRST: The articles are hereby amended by the Shareholders pursuant to Ohio Revised Code section 1701.71.

SECOND: The name of the corporation is Olympic Steel, Inc. (the “Corporation”) and its charter number is 515095.

THIRD: The location of the principal office in Ohio is in the City of Cleveland, Cuyahoga County, Ohio.

FOURTH: The address of the office of the Corporation’s registered agent in the State of Ohio is 1160 Dublin Road, Suite 400, Columbus, OH 43215. The name of the Corporation’s registered agent at such address is Corporation Service Company.

FIFTH: The number of shares which the Corporation is authorized to have outstanding is 1,000 shares, common, without par value.

SIXTH: These Second Amended and Restated Articles of Incorporation supersede the Corporation’s existing articles of incorporation.